UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES

EXCHANGE ACT OF 1934

For the month of April 2024

Commission File Number 001-38440

Grindrod Shipping Holdings Ltd.

#10-02 Millenia Tower

1 Temasek Avenue

Singapore 039192

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

As previously announced, Taylor Maritime Investments Limited (LON: TMI) (“TMI”), through a wholly-owned subsidiary, has acquired approximately 83.23% of the outstanding shares of Grindrod Shipping Holdings Ltd. (NASDAQ: GRIN) (JSE: GSH) (“Grindrod Shipping”). TMI publishes from time to time annual and quarterly financial information as well as other important information concerning its business on the London Stock Exchange website, TMI’s website (https://taylormaritimeinvestments.com) and elsewhere. Such information may include financial and other information concerning Grindrod Shipping. For example, today, TMI published a quarterly NAV announcement and trading update, factsheet and investor presentation on the London Stock Exchange and its website which included information regarding Grindrod Shipping. Such information is not included as part of, or incorporated by reference in, this 6-K or any of Grindrod Shipping’s public filings or press releases.

TMI’s quarterly NAV announcement referenced above notes the following:

The blended net time charter equivalent (“TCE”) across the TMI and Grindrod Shipping fleet increased c.9.5% to an average TCE rate of US$12,430 per day for the quarter. At quarter end, the combined average TCE was US$13,132 per day (versus US$11,996 at December 31, 2023).

Period charters fixed in December to straddle the typically softer Chinese New Year holiday period saw the combined TMI and Grindrod Shipping fleet outperform its benchmark indices by US$1,148 per day (11%) for the combined Handysize fleet and US$2,116 per day (16%) for the Supramax/Ultramax fleet. TMI uses adjusted BHSI and BSI Time Charter Average (“TCA”) figures net of commissions and weighted according to average dwt of the TMI group's combined Handysize and Supra/Ultramax fleets, respectively.

On March 11, 2024, we entered a contract to sell the 2014-built ultramax bulk carrier, IVS Naruo, for $22.5 million (before costs). IVS Naruo was delivered to her new owners on April 15, 2024 and was chartered-in for 11 to 13 months, with two one-year options to extend the charter with a purchase option available from the end of the second optional year (provided the charter option is exercised) of $25.0 million. The three sales during the current calender year achieved an average discount of 2.5% to Fair Market Value as at December 31, 2023.

On a look-through group basis (TMI and GRIN) debt-to-gross assets excluding lease liabilities was 35.8% at March 31, 2024 (versus 35.0% at December 31, 2023) with newbuild financing and Grindrod’s refinancing (ensuring liquidity in the event of a successful Selective Capital Reduction as proposed post period) offsetting the improvement in asset values. Outstanding interest bearing debt net of loan financing fees on March 31, 2024 was $328.1 million on a look through basis (GRIN’s outstanding debt on March 31, 2024 was $179.6 million). TMI will continue to reduce its debt from planned vessel sales, which is supported by a similar strategy at Grindrod Shipping, with a look-through group leverage target of 25-30% of gross assets (excluding lease liabilities).

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRINDROD SHIPPING HOLDINGS LTD.

Dated: April 26, 2024	/s/ Edward Buttery
	Name:	Edward Buttery
	Title:	Chief Executive Officer

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